Exhibit 23.1
[Mancera, S.C.]

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Summary Consolidated Financial Information”, “Selected Consolidated Financial Information” and “Experts” and to the use of our report dated April 28, 2006 (except Note 19, as to which the date is June 28, 2006; for the restatement to constant Pesos as of June 30, 2006, Note 13 a v), and for the share and per share information, both as to which the date is July 11, 2006; and Note 15, as to which the date is January 4, 2007), in Amendment No. 2 to the Registration Statement (Form F-1 No. 333-138239) and related Prospectus of Grupo Simec, S.A.B. de C.V., for the registration of 60,000,000 shares of its common stock.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

/s/ C.P.C. José María Tabáres Cruz
C.P.C. José María Tabáres Cruz

Guadalajara, Jalisco México
January 5, 2007